IPSEN
Innovation for patient care

RECEIVED
2009 JUN 22 A 4:36

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

09046363

12g-3-2(b) Exemption
File N°.82-34953

15th June 2009

SUPPL

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

p/o Claire Giraut
Executive Vice President,
Chief Financial Officer

dlw 6/22

IPSEN PHARMA
65, QUAI GEORGES GORSE – 92100 BOULOGNE-BILLANCOURT – FRANCE
TÉL. : +33 (0)1 58 33 50 00 – FAX : +33 (0)1 58 33 50 01
www.ipsen.com
S.A.S. AU CAPITAL DE 5 707 844 €, R.C.S. NANTERRE 308 197 185
CODE APE 2120Z, TVA FR 80 308 197 185

Press Release

Ipsen's Annual Shareholders' Meeting on June 4, 2009

Adoption of all resolutions submitted to the Shareholders' vote

Paris, June 4, 2009 – Ipsen's (Euronext: IPN) Annual Shareholders' Meeting was held today, chaired by Jean-Luc BÉLINGARD, Chairman of the Board and Chief Executive Officer, in the presence of the Board of Directors and the Group's management.

All resolutions submitted to the Shareholders' Meeting were approved, including the distribution of a €0.70 dividend per share to be paid on June 12, 2009 (ex-dividend date June 9, 2009).

During the meeting, Jean-Luc BÉLINGARD and Claire GIRAUT, Executive Vice-President, Chief Financial Officer, presented Ipsen's strategy, results and major events for 2008 as well as 2009 first quarter sales and outlook.

About Ipsen

Ipsen is an innovation-driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,200. Its development strategy is based on a combination of specialty products, which are growth drivers, in targeted therapeutic areas (oncology, endocrinology and neurology), and primary care products which contribute significantly to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 800 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. This strategy is also supported by an active policy of partnerships. In 2008, Research and Development expenditure was about €183 million, close to 19% of consolidated sales, which amounted to €971 million while total revenues exceeded €1 billion. Ipsen's shares are traded on Segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

For further information

Didier Véron
Director, Public Affairs and Corporate Communications
Tél.: +33 (0)1 58 33 51 16
Fax: +33 (0)1 58 33 50 58
e-mail: didier.veron@ipsen.com

David Schilansky
Investor Relations and Financial Officer
Tél.: +33 (0)1 58 33 51 30
Fax: +33 (0)1 58 33 50 63
e-mail : david.schilansky@ipsen.com

Pierre Kemula
Investor Relations Manager
Tél.: +33 (0)1 58 33 60 08
Fax: +33 (0)1 58 33 50 63
e-mail : pierre.kemula@ipsen.com

Press release

Ipsen and PHARNEXT conclude an exclusive research, development and marketing agreement

The agreement concerns innovative drug candidates issued from the Pleotherapy™ technology intended for the treatment of Charcot-Marie-Tooth disease

A press conference will take place this morning at the FNSEA amphitheatre from 8:45 to 11 am - 11 Rue de la Baume - 75008, Paris[1]

Paris (France), 15 June 2009 - Ipsen (Euronext : IPN), an innovation-driven global pharmaceutical Group and Pharnext SAS, a biopharmaceutical company specializing in the development of innovative treatments, today announced they have entered into an exclusive research, development and marketing agreement regarding innovative drug candidates intended for the treatment of Charcot Marie-Tooth disease, issued from the Pleotherapy™ technology. According to this agreement, Ipsen has been granted an option to Pharnext programme and subscribes to the issuing of convertible bonds of the company.

Stéphane Thiroloix, Executive Vice-President, Corporate Development, Ipsen Group states: *"Pharnext Pleotherapy™ may enable the development of novel innovative treatments for debilitating diseases with unmet medical needs, and high patient expectations. We are pleased to support Pharnext's innovation focus, in the therapeutic field of neurology."*

Daniel Cohen, Pharnext's founder and CEO, commented: "*We have great confidence in Ipsen's ability to successfully exploit Pharnext's technology and drug candidates for the benefit of Charcot-Marie-Tooth patients. We believe that Pleotherapy™ will generate many novel therapies in the Central Nervous System disease area and, indeed, other fields of medicine".*

Philippe Pouletty MD (a Pharnext co-founder, General Partner at Truffle Capital and Chairman of France Biotech) emphasized: "*We believe that the agreement with Ipsen demonstrates the pharmaceutical industry's growing understanding for the value of Pleotherapy™ for certain pathologies*".

Professor Jean-Michel Alexandre (former Chairman of the Committee for Proprietary Medicinal Products at the EMEA and a Pharnext Board Member) added: *"I am strongly convinced that the renewal of pipelines focused on therapeutic innovation comes with the settlement of new paradigms. In that context, I think that network pharmacology - based on human genetics and underpinned by robust scientific arguments - could provide satisfactory answers."*

---

[1] Metro : Miromesnil or Saint-Philippe du Roule
Parking : Hausmann Bercy 162/163 Boulevard Hausmann

IPSEN Innovation for patient care PHARNEXT

About the agreement

Under the terms of this agreement, Pharnext will carry out the development of innovative Pleotherapy™-based drug candidates for the treatment of Charcot-Marie-Tooth disease until completion of Phase II clinical trials.

Ipsen will further the development up to marketing approvals and will market the product in Europe, the USA, China and certain other territories. Pharnext retains exclusive rights in other key territories.

According to the agreement, Ipsen acquires an exclusive option on Pharnext's programme on Charcot-Marie-Tooth disease and subscribes to the issuing of convertible bonds. In case the option is exercised at the end of a positive phase II clinical trial, Ipsen will pay Pharnext milestones, up to a cumulative amount of €91 million, as well as double-digit royalties on net product sales and will have the ability to convert its convertible bonds into Pharnext shares; Moreover, in the event Ipsen develops the drug candidate in another indication than Charcot-Marie-Tooth disease, the parties shall discuss the payment of additional development milestones.

About Charcot-Marie-Tooth disease

Charcot-Marie-Tooth disease is a chronic, severe, invalidating neuromuscular disease which primarily affects peripheral nerves. This condition (for which there is currently no treatment) affects 3 million people worldwide and is mostly triggered by genetic factors (Source: Orphanet). Pharnext has developed a proprietary technology platform (based on network biology) for developing novel therapies from synergistic mixtures of off-patent drugs, each of which has already been approved for another disease. To that effect, Phanext is devoted to the study of biological networks, cell signalling and gene regulation networks.

About Ipsen

Ipsen is an innovation-driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,200. Its development strategy is based on a combination of specialty products, which are growth drivers, in targeted therapeutic areas (oncology, endocrinology and neurology), and primary care products which contribute significantly to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 800 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. This strategy is also supported by an active policy of partnerships. In 2008, Research and Development expenditure was about €183 million, close to 19% of consolidated sales, which amounted to €971 million while total revenues exceeded €1 billion. Ipsen's shares are traded on Segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.Ipsen.com.

About Pharnext

Pharnext is a biopharmaceutical company focused on discovering, developing and licensing new pharmaceutical treatments based on intelligent Pleocompounds™ that form the basis of Pleodrugs™. Pharnext was founded in Paris, France in April, 2007, by Daniel Cohen, MD, PhD, his research group (composed of pioneers in genome science and technology) and Philippe Pouletty, MD (General Partner at Truffle Capital). Thanks to Truffle Capital's founding investment, strong support from OSEO, a grant from AFM (The French Muscular Dystrophy Association) and the benefits of France's research tax credit scheme, Pharnext has developed a new proprietary platform (Pleotherapy™) based on network pharmacology and which may provide a solution for the current

decline in pharmaceutical pipeline productivity. Pharnext is advised by *La Compagnie Financière* Edmond de Rothschild. For more information, visit www.pharnext.com.

Certain statements contained in the present press release may be forward-looking statements based on current expectations. As such, they involve various risks and uncertainties.

Ipsen Forward-Looking Statements

The forward-looking statements, objectives and targets contained herein are based on the Group's management strategy, current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. These objectives or Forward-Looking Statements are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. The Group expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French *Autorité des Marchés Financiers*.

For further information:

PHARNEXT
Daniel Cohen
01 55 42 62 00 / 03
daniel.cohen@pharnext.com

ALIZE RP
Caroline Carmagnol
01 41 22 07 31 / 06 64 18 99 59
caroline@alizerp.com

IPSEN
Didier Véron
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 58 33 51 16
Fax: +33 (0)1 58 33 50 58
e-mail: didier.veron@ipsen.com

David Schilansky
Investor Relations and Financial Officer
Tel.: +33 (0)1 58 33 51 30
Fax: +33 (0)1 58 33 50 63
e-mail : david.schilansky@ipsen.com

Pierre Kemula
Investor Relations Manager
Tel.: +33 (0)1 58 33 60 08
Fax: +33 (0)1 58 33 50 63
E-mail: pierre.kemula@ipsen.com